UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

STRYVE FOODS, INC.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

863685 103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Ted Casey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,806,631*
	6	SHARED VOTING POWER 388,306**
	7	SOLE DISPOSITIVE POWER 1,806,631*
	8	SHARED DISPOSITIVE POWER 388,306**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,194,937
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%***
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* Includes of 1,491,314 shares of Class V Common Stock and 1,491,314 Class B Units. Subject to the terms of an Exchange Agreement, a set of one Class B Unit and one share of Class V Common Stock is exchangeable for one share of Class A Common Stock of Stryve Foods, Inc.

** Includes 194,153 shares of Class A Common Stock owned by the TRC GST TRFBO Trinity Jennifer Wommack Casey BTD 09302011 and 194,153 shares of Class A Common Stock owned by TRC GST TRFBO Avery Maryanna Wommack Casey BTD 09302011.  Thomas Farrell Casey is the trustee and control person of, with voting and dispositive power over the securities held by, such trusts. Ted Casey disclaims beneficial ownership of the shares of Class A Common Stock owned by the trusts.

*** Percent of class is calculated based on 25,010,612 shares of Class A Common Stock of the Issuer outstanding as of November 14, 2022 and assumes the Company exchanged all outstanding Class B Units and shares of Class V Common Stock for 1,491,314 shares of Class A Common Stock.

Item 1(a).	Name of Issuer:

Stryve Foods, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5801 Tennyson Parkway, Suite 275, Plano, TX 75024.

Item 2(a).	Name of Person Filing:

Ted Casey

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of Mr. Casey is c/o Stryve Foods, Inc. 5801 Tennyson Parkway, Suite 275, Plano, TX 75024.

Item 2(c).	Citizenship:

Mr. Casey is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

863685 103

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Consists of 315,317 shares of Class A Common Stock held directly and  1,491,314 shares of Class V Common Stock and 1,491,314 Class B Units. Subject to the terms of an Exchange Agreement, a set of one Class B Unit and one share of Class V Common Stock is exchangeable for one share of Class A Common Stock of Stryve Foods, Inc.  The amount beneficially owned also includes 194,153 shares of Class A Common Stock owned by the TRC GST TRFBO Trinity Jennifer Wommack Casey BTD 09302011 and 194,153 shares of Class A Common Stock owned by TRC GST TRFBO Avery Maryanna Wommack Casey BTD 09302011.  Thomas Farrell Casey is the trustee and control person of, with voting and dispositive power over the securities held by, such trusts. Ted Casey disclaims beneficial ownership of the shares of Class A Common Stock owned by the trusts.

(b)
Percent of Class:  8.3% (Percent of class is calculated based on 25,0101,612 shares of Class A Common Stock of the Issuer outstanding as of November 14, 2022 and assumes the Company exchanged all outstanding Class B Units and shares of Class V Common Stock for 1,491,314 shares of Class A Common Stock.)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,806,631

(ii)	shared power to vote or to direct the vote: 388,306

(iii)	sole power to dispose or to direct the disposition of: 1,806,631

(iv)	shared power to dispose or to direct the disposition of: 388,306

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February , 2023

/s/ Ted Casey
     Ted Casey